Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED

BY VIZIO HOLDING CORP. VZIO-0001

March 9, 2021

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram Sherry Haywood Melissa Raminpour Effie Simpson

Re:	VIZIO Holding Corp. Registration Statement on Form S-1 CIK No. 0001835591

Ladies and Gentlemen:

On behalf of our client, VIZIO Holding Corp. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 confidentially submitted to the Commission on December 11, 2020 and publicly filed on March 1, 2021 (the “Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission March 9, 2021 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY VIZIO HOLDING CORP.: VZIO-0001

The Company supplementally advises the Staff that on March 5, 2021, representatives of J.P. Morgan Securities LLC and BofA Securities, Inc., the lead underwriters (the “Lead Underwriters”) for the Company’s initial public offering (the “IPO”), on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). While the Company intends to implement a forward stock split prior to the filing of its preliminary prospectus with the Commission, the contemplated stock split has not been finalized yet, as such the values included in this letter are on a pre-split basis.

The Company further advises the Staff that the Preliminary Price Range is indicative of the price range that the Company expects to be disclosed in the preliminary prospectus. However, the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the IPO. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market, and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by Compliance and Disclosure Interpretations 134.04. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

The Company supplementally advises the Staff that the Company’s board of directors (the “Board”) approved the grant of stock options for 277,912 shares of the Company’s Class A common stock and restricted stock units for 226,108 shares of the Company’s Class A common stock on December 31, 2020 (the “December 2020 Grants”) and approved the grant of stock options for 76,452 shares of the Company’s Class A common stock and restricted stock units for 565,000 shares of the Company’s Class A common stock on February 11, 2021 (the “February 2021 Grants”).

The fair value of the Company’s Class A common stock for the December 2020 Grants and the February 2021 Grants was determined by the Board. Given the absence of a public trading market for the Company’s Class A common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s Class A common stock, including:

•	The prices at which the Company sold its Class A common stock to outside investors in arms-length transactions;

•	an independent third-party valuation of the Company’s Class A common stock;

•	the Company’s results of operations, financial position, and capital resources;

•	industry outlook;

•	the lack of marketability of the Company’s Class A common stock;

•	the fact that the option grants and other equity awards involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	the history and nature of the Company’s business, industry trends and competitive environment; and

Securities and Exchange Commission March 9, 2021 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY VIZIO HOLDING CORP.: VZIO-0001

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends, including the impact of COVID-19.

For purposes of determining the fair value of the Company’s Class A common stock for the December 2020 Grants and the February 2021 Grants, the Board relied in part on the November 30, 2020 valuation report of the Company’s third-party independent valuation firm (the “Valuation Report”), which employed a scenario analysis using the Probability-Weighted Expected Return Method (“PWERM”), whereby such report considered four potential future scenarios for the Company:

•	IPO (including three scenarios modeled to demonstrate the likelihood of the three potential enterprise value outcomes expected by the Company on an anticipated IPO date in late March 2021); and

•	Stay Private under current management.

The results of the Valuation Report are summarized in the table below, along with the Company’s assessment of the fair value used for computing stock-based compensation expense for the December 2020 Grants and February 2021 Grants. The Company did not model a private sale scenario as the Company’s management was not actively pursuing a private sale, and did not consider a private sale to be a reasonable possibility as of the date of the Valuation Report.

PWERM Analysis	Scenario Probability	Discount for Lack of Marketability	Probability-weighted Present Value per Common Share	Common Share Value
IPO-Low	10%	3%	$6.20	—
IPO-Mid	50%	3%	$39.70	—
IPO-High	20%	3%	$19.40	—
Stay Private	20%	15%	$11.60	—

November 30, 2020 Valuation Fair Value			$76.90	$76.90

After carefully considering all relevant information available to it, including the factors outlined above and the Valuation Report, the Board determined that, as of November 30, 2020, the fair value of the Company’s Class A common stock was $76.90 per share.

As noted above, the Preliminary Price Range is $[***] to $[***] per share of Class A common stock. The Preliminary Price Range was determined based, in part, on discussions between the Company’s management and the Lead Underwriters, which discussions were subsequent to both the date of the Valuation Report and the dates on which the Board approved the December 2020 Grants and the February 2021 Grants. In addition, the Preliminary Price Range was derived using different factors than those used by the Board and in the Valuation Report in determining fair value for the December 2020 Grants and the February 2021 Grants. The factors considered in deriving the Preliminary Price Range included:

•

Robust public equity market valuations. The Preliminary Price Range took into account the strong recent performance of similar or comparable publicly-traded companies, and the favorable dynamics for relevant initial public offerings of larger scale technology companies, as outlined below:

•	The trading prices of comparable companies used by the Lead Underwriters in recommending the Preliminary Price Range have increased by an average of 31% from November 30, 2020 to March 1, 2021.

Securities and Exchange Commission March 9, 2021 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY VIZIO HOLDING CORP.: VZIO-0001

•

The capital markets continue to reward high-growth technology companies in expanding addressable markets. Since November 30, 2020, a number of large-scale, high-growth technology companies have completed initial public offerings and have realized over 100% increases in per share valuations relative to their respective initial filing ranges.

•

Since February 11, 2021, the Company has taken several steps towards the completion of an IPO, including holding additional “testing the waters” meetings, at which the Company received feedback from potential investors, and publicly filing the Registration Statement with the Commission.

•

Discount for illiquidity. The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Class A common stock as of the date of the Valuation Report appropriately represents contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This discount for lack of marketability for the Company’s Class A common stock was 3% for all IPO scenarios and 15% for the Stay Private scenario as of November 30, 2020. This differential accounts for part of the increases from the estimated fair value for the December 2020 Grants and the February 2021 Grants and the Midpoint Price.

•

IPO uncertainty. Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as the possibility that the Company may continue as a private, stand-alone entity. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the Valuation Report and determinations made by the Company weighted the probability of a successful IPO within four months of the measurement date at 80%.

The Company believes the principal factors that contributed to the difference between the Midpoint Price and $76.90, the per share fair value of the Company’s Class A common stock used to record stock-based compensation expense for the December 2020 Grants and the February 2021 Grants, were the receptivity of public investors to technology company initial public offerings, the discount for illiquidity and the uncertainty of an initial public offering.

After consideration of the difference between $76.90 and the Midpoint Price, the Company advises the Staff that it intends to use a linear interpolated fair value from $76.90 to the midpoint of the price range to be included in the Company’s preliminary prospectus to disclose expected additional future stock-based compensation expense. While the midpoint of the price range to be included in the Company’s preliminary prospectus and the Midpoint Price included in this letter may differ, if the Company recognized additional stock-based compensation expense using a linear interpolation for the December 2020 Grants from $76.90 to the Midpoint Price, it would result in additional stock-based compensation expense of under $[***] for the Company’s fiscal year ended December 31, 2020, which would not have been material for its 2020 operating results, and approximately $[***], $[***], $[***] and $[***] in the Company’s fiscal years ended December 31, 2021, 2022, 2023 and 2024, respectively. The Company further advises the Staff that using a linear interpolation for the February 2021 Grants from $76.90 to the Midpoint Price would result in additional stock-based compensation expense of approximately $[***], $[***], $[***] and $[***] in the Company’s fiscal years ended December 31, 2021, 2022, 2023 and 2024, respectively.

The Company further advises the Staff that it intends to disclose the additional stock-based compensation expense that it expects to recognize for the December 2020 Grants and February 2021 Grants in an amendment to the Registration Statement that it will file with the Commission.

*****

Securities and Exchange Commission March 9, 2021 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY VIZIO HOLDING CORP.: VZIO-0001

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	William W. Wang, VIZIO Holding Corp.

Adam Townsend, VIZIO Holding Corp.

Jerry C. Huang, VIZIO Holding Corp.

Scott V. Becker, VIZIO Holding Corp.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Mark G.C. Bass, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP